Coforge Limited

March 13, 2024
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Claire DeLabar
Robert S. Littlepage
Matthew Crispino
Joshua Shainess

Re:	Coforge Limited
Registration Statement on Form F-1 (File No. 333-261079)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), Coforge Limited (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form F-1 (File No. 333-261079) and all exhibits and amendments thereto because the Company has determined not to conduct a registered offering at this time, however it may file a new registration statement in the future. The registration statement has not been declared effective by the Commission, and the Company confirms that no securities have been or will be issued or sold pursuant to the registration statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the registration statement but requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the registration statement be credited for future use.
Please direct any comments or questions regarding this filing to the Company’s legal counsel, Rajeev P. Duggal of Skadden, Arps, Slate, Meagher & Flom LLP at +65 6434-2900.

Respectfully submitted,
/s/ Sudhir Singh
Sudhir Singh
Chief Executive Officer
Coforge Limited

cc:	Saurabh Goel, Coforge Limited
Jonathan B. Stone, Skadden, Arps, Slate, Meagher & Flom LLP
Rajeev P. Duggal, Skadden, Arps, Slate, Meagher & Flom LLP